Exhibit 99.1

Roan Holdings Group Co., Ltd. Reports Full Year 2020 Financial Results

HANGZHOU and BEIJING, China, May 17, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. ("Roan" or the "Company") (OTC Pink Sheets: RAHGF and RONWF), a financial, insurance and healthcare related solutions company serving individuals and micro-, small-, and medium-sized enterprises in China that also provides health management, asset management, insurance technology, healthcare, and consumer financing services to employees of large institutions, today reported its financial results for the twelve months ended December 31, 2020.

Fiscal Year 2020 Highlights:

Net revenues of services, including revenues from services and healthcare service package net of cost, increased by $1.50 million, or 238%, from $0.63 million for the year ended December 31, 2019 to $2.13 million for the year ended December 31, 2020.

Revenues from services increased by $1.49 million, or 233%, from $0.64 million for the year ended December 31, 2019, to $2.13 million for the year ended December 31, 2020.

-	Consulting services relating to debt collection reported significant increase of $1.61 million or 327%, due to the Company’s consolidation of the full year results of Lixin Financial Holdings Group Limited ("Lixin Cayman”) and its subsidiaries (collectively “Lixin”) operations in 2020. Roan completed the acquisition of Lixin on December 20, 2019.

-	For similar reasons, commissions and fees on financial guarantee services increased by $0.37 million, or 4168%, for the year ended December 31, 2020, as compared to the same period of 2019.

Interest expenses and fees on secured loans decreased by $2.22 million, or 100%, from the year ended December 31, 2019 to $Nil for the year ended December 31, 2020, as all secured loans were repaid during the year ended December 31, 2019.

Operating income increased by $5.84 million, or 618%, to $4.90 million for the year ended December 31, 2020, as compared to a net operating loss of $0.95 million during the same period of 2019.

($ millions, except per share data, differences due to rounding)	2020	2019	% Change
Net revenues of services	$2.13	$0.63	238%
Total interest and fee income	$2.48	$2.88	(14%)
Operating (loss) income	$4.90	$(0.95)	618%
Net loss from continuing operations	$(0.85)	$(2.56)	67%
Net income (loss)	$(0.85)	$24.29	(104%)
Net earnings (loss) per share – Basic and Diluted	$(0.07)	$0.93	(108%)

Mr. Junfeng Wang, Chief Executive Officer of Roan, commented, “The Company’s business has experienced substantial changes in recent years. We have modified our business models and reduced direct loan business. The Company disposed of the entire direct lending business in September 2020. For fiscal year 2020, the Company was primarily engaged in asset management and financial services, financial guarantee and financial consulting business. Roan also set up subsidiaries in the healthcare industry and started to build long-term relationships with insurance and medical services partners, as well as big data technology partners to provide services in innovative insurance, intelligent diagnosis, and treatment and data management. At the same time, the company is developing tumor prevention, tumor adjuvant treatment, postoperative nutritional supplement and rehabilitation related products for tumor patients, and has obtained the total distribution right of three products.”

Mr. Wang continued, “Roan also aims to provide one-stop solutions in customized insurance and health management as the Company continues to bolster innovative applications of technologies in healthcare, artificial intelligence and blockchain within integrated medical, health management and insurance use cases through leveraging the strength of Lixin in sales and marketing channels. The Company is confident that our new business focus will drive new growth as we expand our cooperation with more established companies in other industries and enhance our competitiveness in innovative insurance services, which are expected to generate meaningful financial returns for our shareholders and partners going forward.”

Ms. Lifang Lou, Acting Chief Financial Officer, commented, “We were able to deliver stable development momentum as our net revenues reached $2.13 million in 2020, despite the fact that the Company was undergoing major changes of business operations and that the COVID-19 pandemic had an adverse impact on the economic activities in China and the world. The Company also repaid all external loans as we disposed of direct lending business. Looking ahead, we remain committed to maintaining the original scale of financial services, promoting new business development strategies, and further accelerating the integration of insurance and healthcare services, and we believe the above measures will lay a solid foundation for profitability in the long run.”

Fiscal Year 2020 Financial Results

Revenues

Revenues from services increased by $1.49 million, or 233%, from $0.64 million for the year ended December 31, 2019, to $2.13 million for the year ended December 31, 2020. The following table sets forth a breakdown of our revenue by services offered for the years ended December 31, 2020 and 2019:

	For the years ended December 31,		Variance
($ millions, differences due to rounding)	2020	2019	Amount	%
Management and assessment services	$0.02	$0.14	$(0.12)	-86%
Consulting services relating to debt collection	2.11	0.49	1.61	327%
Consulting services relating to financial guarantee services	-	0.01	(0.01)	-100%
Revenues from services	$2.13	$0.64	$1.49	233%

Management and assessment services

Revenues from management and assessment services decreased by $0.12 million, or 86%. The primary reason of the decrease was due to a majority of revenues from the contracts obtained in 2018 were recognized in the year ended December 31, 2019. In the year ended December 31, 2020, we did not engage in much management and assessment services due to the change of our business focus.

Consulting services relating to debt collection

The Company provides consulting services relating to debt collection with certain factoring companies, through Lixin which were acquired in late December 2019. The significant increase of $1.61 million, or 327%, was because we consolidated a full year of Lixin’s operating results in 2020, whereas in 2019, we only consolidated Lixin’s results of operations from December 20, 2019 to December 31, 2019.

Commissions and fees on financial guarantee services

Commissions and fees on financial guarantee services increased by $0.37 million, or 4168%, for the year ended December 31, 2020, as compared to the same period of 2019. The reason for the increase was because we consolidated a full year of Lixin’s results of operations in 2020, whereas in 2019, we only consolidated Lixin’s results from December 20, 2019 to December 31, 2019.

Interest and fee income

Interest and fee income primarily consisted of interest and fee income generated from factoring business and from loans due from third parties. Interest and fee income decreased by $0.40 million, or 14%, for the year ended December 31, 2020, as compared to the same period of 2019. The reason for the decrease was mainly because Zhiyuan Commercial Factoring (Guangzhou) Co., Limited (“Zhiyuan”), a former subsidiary engaged in factoring business which we sold in September 2020, did not conduct any factoring business during fiscal 2020 due to the Company’s change of business plan. As a result, interest and fee incomefrom factoring business decreased by $2.78 million. The decrease in interest income from factoring business was offset by the increase of $2.13 million in interest income from loans advanced to third parties through our Lixin’s operations after our acquisition of Lixin in December 2019.

Interest expenses and fees on secured loans

Interest expenses and fees on secured loans decreased by $2.22 million, or 100%, from the year ended December 31, 2019 to $Nil for the year ended December 31, 2020. The significant decrease of interest expenses and fees on secured loans was because all secured loans were repaid during the year ended December 31, 2019.

Provision for loan losses

The provisions for loan losses related to our direct loan and secured loan lending business conducted through Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited (“Ding Xin”) before 2020. There were no new direct loans and secured loans issued in fiscal 2020 and we disposed of Ding Xing on September 30, 2020. Therefore, provisions for loan losses decreased by $2.24 million, or 100%, from the year ended December 31, 2019 to $Nil for the year ended December 31, 2020.

Operating expenses

Operating expenses in total increased by $2.74 million, or 200%, for year ended December 31, 2020, as compared to $1.37 million for the year ended December 31, 2019. The increase was primarily attributable to the increase of $0.60 million in salaries and employee surcharges and an increase of 1.61 million in other operating expenses. The increases in both of these expenses were primarily due to the consolidation of Lixin’s operating expenses for the full year of 2020.

Income tax expenses

Total Income tax expense was a $0.23 million income tax recovery for the year ended December 31, 2020, compared to a $0.24 million income tax expense for the year ended December 31, 2019, representing an overall decrease of $0.47 million in income tax expenses. The change was due to an increase of $0.58 million in current income tax expenses in fiscal 2020 compared to fiscal 2019. The increase in current income taxes was primarily attributable to the consolidation of Lixin’s results of operations in 2020, as compared to the consolidation of Lixin’s operating results for only a small stub period in 2019. The increase in current income tax expenses was offset by an increase in income tax recovery of $1.1 million in deferred income tax expense in fiscal 2020 compared to fiscal 2019.

Net income (loss) from discontinued operations, net of income tax

During the year ended December 31, 2020, the net income from discontinued corporation, net of income tax is $Nil. The Company, however, recorded a derecognition loss of $1.95 million from the disposition of Ding Xin in September 2020.

Net income

As a result of the foregoing, the Company had a net loss of $0.85 million for the year ended December 31, 2020, as compared to a net income of $24.29 million for the year ended December 31, 2019.

Basic and diluted net earnings (loss) per share

Basic and diluted net loss per share were $0.70 in 2020, compared to net earnings of $0.93 in the same period of 2019.

Cash and cash equivalents

As of December 31, 2020, the Company had cash and cash equivalents of $4.93 million, compared to $6.91 million as of December 31, 2019.

Working capital

The working capital was $48.67 million and $39.45 million, respectively, as of December 31, 2020 and December 31, 2019.

Recent developments

Between January 2020 and January 2021, the Company has established long-term partnerships in the fields of innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners, including Kunlun Health Insurance Co., Ltd. (Zhejiang Branch), Qidi Blockchain Technology Development Corporation, Ruixin Insurance Technology (Ningbo) Co., Ltd, and Yunxin Internet Hospital (Yinchuan) Co., Ltd.

On April 30, 2020, the Company officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. The platform aims to provide modern households with one-stop systematic "customized insurance + health management + family doctor + home medical testing" health management service solutions. This platform enables households and employees of medium to large-sized enterprises to access highly cost-effective, customized health care and insurance solutions, customized insurance products, as well as data management and operational services.

On September 30, 2020, the Company entered into an agreement with Urumqi Fengxunhui Management Consulting Co., Ltd (“Fengxunhui”) pursuant to which Fengxuanhui acquired a 100% equity interest in Ding Xin, with a consideration of $15,325 (RMB100,000). Upon closing of the disposition, the Company released all equity interests to Fengxunhui’s shareholders.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. ("Roan") is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing, Urumqi and Tianjin. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations :

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$4,932,048	$6,911,592
Restricted cash	25,875,556	15,233,933
Short-term investments	-	8,610,796
Accounts receivable, net	6,939,352	3,727,017
Inventory	30,348	-
Loan receivable due from third parties	17,670,652	5,952,223
Due from related parties	94,023	2,906
Other current assets	3,502,550	2,305,642
Other receivables	3,545,753	-
Total Current Assets	62,590,282	42,744,109

Pledged deposits	462,835	5,597,017
Property and equipment, net	65,073	852,525
Intangible assets, net	3,977,867	4,876,228
Right of use assets	346,017	400,720
Goodwill	261,087	-
Other noncurrent assets	-	918,683
Total Assets	$67,703,161	$55,389,282

LIABILITIES AND EQUITY
Current Liabilities
Customer pledged deposits	7,664	7,176
Unearned income	130,772	114,615
Reserve for financial guarantee losses	579,364	453,489
Dividends payable	480,000	480,000
Tax payable	1,767,214	1,122,155
Due to related parties	281,369	280,714
Warrant liabilities	13,977	19,938
Operating lease liabilities, current portion	191,643	106,136
Accrued expenses and other liabilities	1,642,060	710,865
Bank loans	8,826,054	-
Total Current Liabilities	13,920,117	3,295,088

Operating lease liabilities, noncurrent portion	102,767	265,797
Deferred tax liabilities	793,848	1,735,576
Total Liabilities	14,816,732	5,296,461

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	11,025,327	10,338,927
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of December 31, 2020 and 2019, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	202,592	658,662
Accumulated deficit	(14,330,288)	(12,407,304)
Accumulated other comprehensive income (loss)	2,310,369	(7,906)
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	33,607,921	32,982,300

Noncontrolling interests	19,278,508	17,110,521
Total Equity	52,886,429	50,092,821
Total Liabilities and Equity	$67,703,161	$55,389,282

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019

Revenues from services	$2,128,153	$639,220
Revenues from healthcare service packages	55,301	-
Cost of revenues	(50,774)	(8,080)
Net revenues of services	2,132,680	631,140

Commissions and fees on financial guarantee services	375,471	8,797
Provision for financial guarantee services	(89,865)	(5,008)
Commission and fee income on guarantee services, net	285,606	3,789

Interest and fees income
Interest and fees on direct loans	-	1,153
Interest income on loans due from third parties	2,131,447	34,707
Interest income from factoring business	-	2,782,332
Interest income on deposits with banks	348,389	64,636
Total interest and fee income	2,479,836	2,882,828

Interest expense
Interest expenses and fees on secured loans	-	(2,218,815)

Net interest income	2,479,836	664,013

Provision for loan losses	-	(2,244,601)

Net interest (loss) income after provision for loan losses	2,479,836	(1,580,588)

Operating (loss) income	4,898,122	(945,659)

Total operating expenses
Salaries and employee surcharges	(1,116,482)	(512,314)
Other operating expenses	(2,995,098)	(1,385,259)
Changes in fair value of warrant liabilities	5,961	530,863
Total operating expenses	(4,105,619)	(1,366,710)

Other income (expenses)
Deconsolidation loss	(1,953,248)	-
Other income (expense), net	76,406	-
Total operating expenses	(1,876,842)	-

Loss before income taxes	(1,084,339)	(2,312,369)

Total income tax recovery (expenses)	229,733	(244,741)

Net loss from continuing operations	(854,606)	(2,557,110)

Net income (loss) from discontinued operations, net of income tax	-	26,846,018

Net income (loss)	(854,606)	24,288,908
Dividend – convertible redeemable Class A preferred share	-	(686,400)
Net income attributable to noncontrolling interests	(838,048)	(76,108)
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$(1,692,654)	$23,526,400
Other comprehensive (loss) income
Foreign currency translation adjustment	3,461,980	1,435,262
Reclassified to net gain from discontinued operations	-	2,691,969
	3,461,980	4,127,231

Comprehensive income (loss)	2,607,374	28,416,139

Other comprehensive income attributable to noncontrolling interests	(1,334,101)	(97,733)
Dividend – convertible redeemable Class A preferred share	-	(686,400)
Net income attributable to noncontrolling interests	(838,048)	(76,108)
Total comprehensive income (loss) attributable to Roan Holdings Group Co., Ltd.’s shareholders	$435,226	$27,555,898

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887

Earnings (Loss) per share
Net earnings (loss) per share – Basic and Diluted	$(0.07)	$0.93
Net loss per share from continuing operations - Basic and Diluted	$(0.07)	$(0.13)
Net earnings (loss) per share from discontinued operations - Basic and Diluted	$-	$1.06

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019
Cash Flows from Operating Activities:
Net income (loss)	$(854,606)	$24,288,908
Less: Net income (loss) from discontinued operations	-	26,846,018
Net loss from continuing operations	(854,606)	(2,557,110)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	1,102,298	55,498
Provision for credit losses	316,014	-
Provision for loan losses	-	2,244,601
Provision for financial guarantee losses	89,865	5,008
Deferred tax expenses	(1,001,372)	57,674
Changes in fair value of warrant liabilities	(5,961)	(530,863)
Share-based compensation expenses	-	-
Net (gain)/loss from disposal of fixed assets	(136,682)	-
Gain from lease modification	22,257	-
Accretion of finance leases	14,757	-
Loss from deconsolidation of subsidiaries	1,953,248	-
Changes in operating assets and liabilities:
Accounts receivable	(3,116,533)	(206,442)
Inventory	(30,348)	-
Interest and fees receivable	-	(149,013)
Other current assets	(3,215,702)	(289,694)
Other receivables	(3,268,571)	-
Pledged deposits and other non-current assets	359,202	-
Advances from customers	7,915	(6,702)
Tax payable	1,029,919	273,589
Accrued expenses and other liabilities	352,600	28,875
Other liabilities	(1,079,811)	-
Net Cash Used in Operating Activities from Continuing Operations	(7,461,511)	(1,074,579)
Net Cash (Used in) Provided by Operating Activities from Discontinued Operations	-	(26,564)
Net Cash (Used in) Provided by Operating Activities	(7,461,511)	(1,101,143)

Cash Flows from Investing Activities:
Loans disbursement to factoring customers	-	(43,422,881)
Repayment of loans from factoring customers	-	107,833,488
Loans disbursement to third parties	(3,467,607)	-
Repayment of loans from third parties	-	-
Purchases of property and equipment	-	(833)
Acquisition of a subsidiary	-	(427,318)
Acquisition of cash from acquired subsidiary	-	21,442,122
Proceeds from disposal of discontinued operations	-	504,713
Net inflow related to deconsolidation of subsidiaries	61,121	-
Investment (redemption) of short-term investment	8,690,374	-
Due from related party	210,774	-
Proceeds from sale of property and equipment	837,969	-
Net Cash Provided by (Used in) Investing Activities from Continuing Operations	6,332,631	85,929,291
Net Cash Provided by (Used in) Investing Activities from Discontinued Operations	-	35,765
Net Cash Provided by (Used in) Investing Activities	6,332,631	85,965,056

Cash Flows from Financing Activities:
Proceeds from private placement, net of issuance costs	-	-
Proceeds from private placements, deposited in escrow account	-	-
Proceeds from exercise of Series B Warrants	-	-
Borrowing from a related party	-	279,020
Proceeds from bank loans	8,341,311	-
Proceeds from secured loans	-	43,422,881
Repayment of secured loans		(107,833,488)
Repayment of third-party loans	(280,268)	-
Repayment of lease liabilities	(207,891)	-
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	7,853,152	(64,131,587)
Net Cash (Used in) Provided by Financing Activities from Discontinued Operations	-	(7,251)
Net Cash (Used in) Provided by Financing Activities	7,853,152	(64,138,838)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	1,937,807	119,326

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	8,662,079	20,844,401
Cash, cash equivalents, and restricted cash in banks at beginning of year	22,145,525	1,301,124
Cash, cash equivalents, and restricted cash in banks at end of year	$30,807,604	$22,145,525

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

Noncash investing activities
Acquisition of a subsidiary by issuance of Class B Preferred Shares	$-	$31,087,732
Receivable from disposal of discontinued operations	$-	$940,829
Right of use assets obtained in exchange for operating lease obligations	$-	$615,000

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$4,932,048	$6,911,592
Restricted cash in banks	25,875,556	15,233,933
Total cash, cash equivalents and restricted cash	$30,807,604	$22,145,525